Profile
For more than 60 years, our steel has shaped the skylines of North America and helped build its infrastructure. This tradition will continue by remaining focused on innovative steel products, people, and services.
Gerdau Ameristeel’s track record of profitability, growth and customer preference is made possible by its world-class team of people who are guided by a set of core values that include safety, integrity, engagement, open communication, community and environmental awareness.
Through an extensive network of locations, Gerdau Ameristeel has the product breadth, geographic reach and service offerings required by our customers. We lead the field in meeting the high-quality product standards that our customers demand of us and that we demand of ourselves.
Our position as a part of the Gerdau Group – one of the largest steel companies in the world – gives us unique stability and strength in a highly cyclical industry. By investing in people, processes and technology, we are prepared for the changes that will inevitably occur in this dynamic global environment.
No matter what economic circumstance exists, we will remain focused on our vision of being recognized as the most successful company in the steel industry.
For additional financial and investor information, including a description of our corporate governance practices, please visit the Investor Relations section on our website, www.gerdauameristeel.com.
Tom Dougherty, a Gerdau Ameristeel employee, is pictured here with his son, Thomas Matson Dougherty III. They are standing in front of the Diplomat Residences in Ft. Lauderdale – one of the buildings shaping North America’s skyline with our steel.

Gerdau Ameristeel Locations
16 Steel mills
44 Downstream operations
17 Scrap recycling facilities
1 Corporate Office
Joint venture
1 Steel mill
7 Downstream operations

Financial Highlights
Income statement (in thousands, except per share data)

	Year Ended December 31, 2006	Year Ended December 31, 2005

Net sales	$4,464,203	$3,897,143
Operating profit	512,942	400,505
Net income	378,646	295,497
EBITDA	756,367	620,922
EPS — basic	1.24	0.97
EPS — diluted	1.24	0.97

Balance sheet (in thousands, except per share data)

	December 31, 2006	December 31, 2005

Working capital	$1,070,854	$1,115,579
Long term debt	431,441	529,331
Book value	1,852,134	1,584,019
Market capitalization	2,723,959	1,717,219
Share price	8.92	5.64
Average shares outstanding	304,993	304,277

Total Shipments (in thousand tons)
Total Assets (in $ billion)
Metal Spread (in $/ton)
Net Sales (in $ billion)
EBITDA (in $ million)
Year End Price Per Share ($)

Contents

6 LETTER TO SHAREHOLDERS

8 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

9 MANAGEMENT’S DISCUSSION AND ANALYSIS

9 Overview
9 Business unit segments
10 2006 Highlights
11 Results of operations
16 Liquidity and capital resources
19 Selected consolidated financial information
19 Critical accounting policies
22 Recently issued accounting standards
24 Risks and uncertainties
29 Management’s report on internal control over financial reporting

30 REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

33 CONSOLIDATED FINANCIAL STATEMENTS

37 Notes to the consolidated financial statements

70 GERDAU AMERISTEEL CORPORATE OFFICERS AND DIRECTORS

Gerdau Ameristeel 2006 Annual Report
Letter To Shareholders
“The Company continues to grow across all segments of the business. During 2006 we welcomed 2,000 new employees to Gerdau Ameristeel.”
Dear Shareholders:
Global steel industry consolidation continued throughout 2006 and supply and demand remained well balanced. These favorable market conditions, combined with our efforts to continuously improve our operations, allowed Gerdau Ameristeel to post the third consecutive year of record profitability as highlighted in the accompanying graphs.
Also, not to be overshadowed by the financial performance, we would like to take note of our commitment to employee safety and an injury free workplace. In 2006, we made significant improvement in our lost time frequency rate reducing the number of serious accidents by 24% from the prior year. We will continue to focus our attention on this area in 2007 as we work toward our goal of creating an injury free environment.
The Company continues to grow across all areas of the business. During the year we welcomed 2,000 new employees to Gerdau Ameristeel bringing the total number of employees to over 9,000. A parallel milestone has been the assimilation and successful integration of our diverse acquisitions under a single brand identity with a common cultural alignment of employee energy and commitment.
In June, the Company acquired Sheffield Steel Corporation. With the additional two steel mills that Sheffield provided, the Company extended its geographic market reach to the western United States and increased annual mill capacity by 650,000 tons.
In October, we acquired a controlling interest in a newly formed joint venture, Pacific Coast Steel, extending our rebar fabrication presence to the west coast of the United States as well as adding knowledge of rebar placing services for the concrete construction sector.
We opened a greenfield rebar fabricating facility in King George, Virginia that serves Washington, DC and the surrounding area. We also acquired an additional scrap recycling facility in North Dakota which feeds raw material to our steel mills.
In addition to acquisitions, we invested approximately $200 million in our existing facilities; supporting initiatives to improve safety, reduce cost, enhance productivity and ensure sustained profitability. Construction of a new melt shop at the Jacksonville, Florida steel mill is proceeding on schedule and will begin operating in mid-2007. A new scrap mega shredder and rail car dismantling operation installed at the Jackson, Tennessee steel mill will provide a cost effective scrap supply to that location.
Today and for the foreseeable future, recycling and energy conservation are the most critical factors toward corporate economic, social and environmental sustainability. On those fronts, Gerdau Ameristeel is the second largest steel recycler in North America in a global industry that is the largest recycler by weight. As for energy conservation, recycling steel scrap requires only about one third the energy of ore based steel production and proportionately reduces green house gas generation. With its network of 17 mini-mills, Gerdau Ameristeel is well positioned to support a sustainable and environmentally responsible future.
As we begin 2007, markets remain healthy for our major business segments. We are off to a good start and we remain cautiously optimistic for

LETTER TO SHAREHOLDERS
sustained profitability and attractive shareholder returns in 2007. Our expanded employee base remains focused on our core values and key initiatives to continuously drive improvement and shareholder value. To continue our progress, we have critical market presence and industry leading technical and operating knowledge in the long products sector. Additional focus and collaboration with our customers will provide clarity about ways we can support their success.

Mario Longhi President & Chief Executive Officer
Execution of our plans depends upon our people. Training will be aimed at providing opportunities for our people to increase their ability to seek solutions and create improvement, as well as increasing participation of all employees in innovation and the sharing of best practices. Ensuring that our people are equipped with the proper skills, tools, and knowledge, combined with a strong level of commitment and accountability, will allow us to always set new boundaries.

Phillip E. Casey Chairman of the Board
This year marks a new phase in the Gerdau Group’s corporate governance structure: the Group’s fourth succession in its 105 year history. After careful consideration of the company’s size, complexity and challenges, and in accordance with the guidelines of a governance process that began in 2000, a new executive committee was named on January 1, 2007. André Gerdau Johannpeter assumed my executive position as Chief Executive Officer (CEO). Claudio Gerdau Johannpeter was appointed Chief Operating Officer (COO). Both were formerly Executive Vice Presidents. Furthermore, Frederico C. Gerdau Johannpeter, Carlos Petry and I will now serve on the Board of Directors only.
André is responsible for the general running of the business, proposing new plans and strategies to the Administrative Council, as well as leading the implementation of approved strategies. Claudio Gerdau Johannpeter has the principal role of operational coordination of the various businesses
– Longos Brasil, Açominas, North America, Specialty Steels and South America.
The executive committee, under the guidance of Andre and Claudio, will be charged with making the company better and more efficient in all it does and with making it a steel industry benchmark.
I, along with the other Board members, would like to express our confidence in the committee and wish them great success in this important and challenging mission.

Jorge Gerdau Johannpeter Chairman of the Board, Gerdau Group

Cautionary Statement Regarding Forward-Looking Statements
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business;
unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.
The date of the Management’s Discussion and Analysis contained in this report is March 22, 2007.

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Management’s Discussion and Analysis
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through a vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), the Company serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
BUSINESS UNIT SEGMENTS
Gerdau Ameristeel is organized with two business unit segments, mills and downstream. The mills segment consists of 13 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

Gerdau Ameristeel 2006 Annual Report
2006 Highlights
•	Creating an injury free workplace is one of the Company’s main objectives and the Lost Time Accident Frequency Rate for 2006 was its best year on record. During 2006, its Lost Time Accident Frequency Rate decreased by 23.6% compared to the prior year.
•	Net income of $378.6 million or $1.24 per common share diluted for the year ended December 31, 2006.
•	Record shipments of 6.6 million tons of finished steel for the year ended December 31, 2006.
•	On February 10, 2006, the Company completed the acquisition of Fargo Iron and Metal Company, a scrap processor located in Fargo, North Dakota.
•	On March 10, 2006, the Company completed the acquisition of the rebar fabricating assets of Callaway Building Products, Inc. located in Knoxville, Tennessee.
•	On June 12, 2006, the Company completed the acquisition of all the outstanding shares of Sheffield Steel Corporation (“Sheffield”). Sheffield is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The purchase price for the shares of Sheffield was $103.3 million in cash, including transaction costs, plus the assumption of certain liabilities. The acquisition included a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri.
•	In September 2006, the Company redeemed its Cdn$125.0 million convertible debentures for cash at par plus accrued interest.
•	On November 1, 2006, the Company completed the acquisition of 55% of the partnership interest of the newly formed joint venture Pacific Coast Steel (“PCS”). This joint venture was formed by Pacific Coast Steel, Inc. (“PCS, Inc.”) and Bay Area Reinforcing (“BAR”). PCS specializes in the fabrication and installation of reinforcing steel products across a variety of construction projects throughout California and Nevada. The purchase price for the interest in PCS was approximately $105.0 million in cash, including transaction costs, plus the assumption of certain liabilities. The acquisition includes four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
•	Generation of cash flows from operations of $508.2 million during 2006 which allowed for significant investment in capital projects. These investments include a new mega shredder and rail car dismantling facility in Jackson, Tennessee, the completion of a greenfield rebar fabricating site in Northern Virginia, the Jacksonville, Florida melt shop expansion, and the Knoxville, Tennessee; Cartersville, Georgia; and Whitby, Ontario steel mill finishing end expansions.
The consolidated financial statements of Gerdau Ameristeel for the years ended December 31, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the results of the acquired businesses only subsequent to their acquisition.

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RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006, COMPARED TO YEAR ENDED DECEMBER 31, 2005.
The following tables summarize the results of Gerdau Ameristeel for the years ended December 31, 2006 and 2005.

					% of
	Year Ended		Year Ended		Sales
	December 31,	% of	December 31,	% of	Increase	$ Increase
(US$ in thousands)	2006	Sales	2005	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons)
Rebar	1,518,827		1,473,216
Merchant/Special Sections	3,152,705		3,054,154
Rod	729,595		702,970
Fabricated Steel	1,152,282		1,057,133

Total	6,553,409		6,287,473

Net sales	$4,464,203	100.0%	$3,897,143	100.0%		$567,060

Operating expenses
Cost of sales (exclusive of depreciation)	3,610,812	80.9%	3,253,865	83.5%	-2.6%	356,947
Selling and administrative	191,778	4.3%	125,558	3.2%	1.1%	66,220
Depreciation	142,984	3.2%	103,035	2.6%	0.6%	39,949
Other operating expense, net	5,687	0.1%	14,180	0.4%	-0.3%	(8,493)

	3,951,261	88.5%	3,496,638	89.7%	-1.2%	454,623

Income from operations	512,942	11.5%	400,505	10.3%	1.2%	112,437
Income from 50% owned joint ventures	115,606	2.6%	91,201	2.3%	0.3%	24,405

Income before other expenses, income taxes and minority interest	628,548	14.1%	491,706	12.6%	1.5%	136,842

Other expenses
Interest, net	43,619	1.0%	50,420	1.3%	-0.3%	(6,801)
Foreign exchange loss (gain), net	1,135	0.0%	(1,554)	0.0%	0.0%	2,689
Amortization of intangible assets	3,506	0.1%	2,656	0.0%	0.1%	850

	48,260	1.1%	51,522	1.3%	-0.2%	(3,262)

Income before income taxes and minority interest	580,288	13.0%	440,184	11.3%	1.7%	140,104
Income tax expense	198,929	4.5%	144,687	3.7%	0.8%	54,242

Income before minority interest	381,359	8.5%	295,497	7.6%	0.9%	85,862
Minority interest	2,713	0.0%	—	0.0%	0.0%	2,713

Net Income	$378,646	8.5%	$295,497	7.6%	0.9%	$83,149

Earnings per common share - basic	$1.24		$0.97
Earnings per common share - diluted	$1.24		$0.97

Gerdau Ameristeel 2006 Annual Report
The Company uses weighted average net selling prices (“net selling prices”) as a non-GAAP financial measure. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

	Year Ended
	December 31,	December 31,	$ Increase	% Increase
	2006	2005	(Decrease)	(Decrease)

Mill external shipment revenue	$3,104,028	$2,737,769
Fabricated steel shipment revenue	887,453	745,723
Other products shipment revenue*	268,430	218,911
Freight	204,292	194,740

Net Sales	4,464,203	3,897,143

Mill external steel shipments (tons)	5,401,127	5,230,340
Fabricated steel shipments (tons)	1,152,282	1,057,133

Weighted Average Selling Price ($/ton)
Mill external steel shipments	$574.70	$523.44	$51.26	9.8%
Fabricated steel shipments	770.17	705.42	64.75	9.2%

Scrap Charged	193.79	178.28	15.51	8.7%

Metal Spread (selling price less scrap)
Mill external steel shipments	380.91	345.16	35.75	10.4%
Fabricated steel shipments	576.38	527.14	49.24	9.3%

Mill Manufacturing Cost ($/ton)	249.17	239.38	9.79	4.1%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Finished tons shipped for the year ended December 31, 2006 increased 265,936 tons, or 4.2%, compared to the year ended December 31, 2005. This increase in shipments for the year is primarily attributable to the acquisitions of Sheffield and PCS which occurred during 2006. Shipments from the Sheffield locations since the June 12, 2006 acquisition were 283,809 tons and shipments from PCS since the November 1, 2006 acquisition were 26,662 tons.
As a result of the strong market demand, and increasing raw material prices, the Company’s weighted average selling price for mill external steel shipments increased $51 per ton, or 9.8% for the year ended December 31, 2006, from the weighted average selling price for the year ended December 31, 2005. Fabricated steel shipment weighted average selling price for the year ended December 31, 2006, increased $65 per ton, consistent with the increases in steel prices. The acquisition of PCS, whose selling prices are higher due to the placement service offered by PCS, also contributed to this increase. Non-residential construction represents the single largest industry which drives demand for the Company’s products.
Cost of sales: Mill manufacturing costs for the year ended December 31, 2006 were

MD&A
approximately 4.1% or $10 per ton higher than the year ended December 31, 2005. During November and December 2006, in order to align production with demand, the Company reduced production, which resulted in a significant increase in manufacturing costs as the fixed costs were spread over a reduced number of tons. In addition, general inflationary trends on labor and consumables contributed to this increase.
Cost of sales as a percentage of net sales decreased 2.6% for the year ended December 31, 2006 compared to the year ended December 31, 2005. Offsetting the increase in manufacturing cost was an increase in metal spread, the difference between mill net selling prices and scrap raw material cost, the Company’s principal raw material. Metal spread increased $36 per ton for the year ended December 31, 2006 compared to the year ended December 31, 2005.
Selling and administrative: Selling and administrative expenses for the year ended December 31, 2006 increased $66.2 million when compared to the year ended December 31, 2005. Included in selling and administrative expenses for the year ended December 31, 2006 is a non-cash pretax expense of $34.4 million to mark-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees compared to $4.1 million for the year ended December 31, 2005. The remaining increase in selling and administrative expenses was due to an increase in corporate headcount supporting the continued growth of the Company, including the Sheffield and PCS operations, short-term management incentive bonuses and costs related to compliance with Sarbanes Oxley.
Depreciation: Depreciation for the year ended December 31, 2006 increased $39.9 million when compared to the year ended December 31, 2005. The increase in depreciation for the year ended December 31, 2006 is primarily related to $32.4 million of accelerated depreciation recorded relating to the closure of the Perth Amboy melt shop as described below. The remaining increase reflects the incremental depreciation of the growing asset base from the acquisitions which took place during the year and normal increases in depreciation expense from routine equipment additions placed in service over the last 12 months.
During the year ended December 31, 2006, the Company announced the shutdown of the melt shop at the Company’s Perth Amboy, New Jersey mill. The Company believes that the semi-finished steel billets will be more efficiently supplied to the Perth Amboy wire rod mill from available, lower marginal cost billet making capacity at other Gerdau Ameristeel melt shop operations as well as higher grade billets to be supplied from the Company’s majority shareholder Gerdau S.A. or other sources. In connection with the shutdown, the Company recorded $32.4 million of accelerated depreciation to write-off the melt shop assets of this mill. In addition, the Company also recorded an additional $9.4 million charge in other operating expenses. These charges include estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees and the estimated costs related to the disposal of dust from the baghouse.
Other operating expense, net: Other operating expense, net for the year ended December 31, 2006 of $5.7 million includes the following income items: a gain on the sale of certain non-core land and buildings of $8.9 million, $2.9 million collected under the U.S. Continued Dumping Subsidy Offset

Gerdau Ameristeel 2006 Annual Report
Act, and the repayment of certain loans by former members of management that had previously been written off of approximately $1.3 million. Offsetting these items are the following expense items: $9.4 million related to costs associated with the Perth Amboy melt shop closure noted above, increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start up costs of the Beaumont mill following the 2005 labor disruption. Included in the environmental claims expense is an additional $5.65 million that was reserved in connection with the proposed settlement of a claim related to a Superfund Site in Pelham, Georgia.
Income from operations: As a percentage of net sales, operating income for the year ended December 31, 2006 was 11.5% compared to 10.3% for the year ended December 31, 2005. As discussed above, the metal spread increase was partially offset by increases in manufacturing costs, depreciation expense, selling and administrative expenses and other operating expenses.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $115.6 million for the year ended December 31, 2006 compared to $91.2 million for the year ended December 31, 2005. Shipments from Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc., for the year ended December 31, 2006 were essentially flat compared to the year ended December 31, 2005; however, metal spreads at Gallatin Steel for the year ended December 31, 2006 were $348 per ton as compared to $308 per ton for the year ended December 31, 2005. This increase in metal spread was consistent with the increase in metal spread as described above for the Company’s mill external steel shipments and fabricated steel shipments.
Gallatin paid cash distributions to the Company of $101.6 million during 2006.
Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $6.0 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. The decrease in net interest expense for the year ended December 31, 2006 is due to approximately $12.8 million increase in interest income earned on higher cash and short-term investments held by the Company. This was offset by a charge of $5.6 million related to the redemption of the Company’s Cdn$125.0 million convertible debentures during the year ended December 31, 2006, and an unfavorable mark-to-market adjustment related to interest rate swaps of $1.0 million as compared to a favorable effect of $2.9 million for the year ended December 31, 2005. At the time of the 2002 merger with Co-Steel, the convertible debentures were recorded at fair market value which was significantly lower than par value. This fair market value adjustment was previously amortized as an increase to interest expense from the date of the merger to the scheduled maturity date of April 2007. As a result of the early redemption of the convertible debentures in September 2006, the remaining fair market value adjustment was expensed at that time.
Income taxes: The Company’s effective income tax rate was approximately 34.3% and 32.9% respectively for the years ended December 31, 2006 and 2005. The slight increase in rates is a result of the Company providing for approximately $4.2 million of foreign withholding taxes that applies to the distribution of the earnings of its non-Canadian subsidiaries, as some earnings are intended to be repatriated to Canada with the remainder expected to be invested by these subsidiaries.

MD&A
Minority Interest: The Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.
Mills segment sales increased to $4.0 billion for the year ended December 31, 2006, from $3.5 billion for the year ended December 31, 2005. Mills segment sales include sales to the downstream segment of $490.3 million and $439.9 million for the years ended December 31, 2006 and 2005, respectively. Mills segment operating income for the year ended December 31, 2006 was $511.4 million compared to a $401.7 million operating income for the year ended December 31, 2005, an increase of $109.7 million. The increase in operating income is primarily the result of higher metal spreads.
Downstream segment sales increased to $946.3 million for the year ended December 31, 2006, from $810.0 million for the year ended December 31, 2005. Downstream segment operating income for the year ended December 31, 2006 was $61.4 million compared to $46.4 million for the year ended December 31, 2005, an increase of $15.0 million. In addition to the increased volume as a result of the acquisitions, the increase in profit was also due to increased average selling prices of $65 per ton and the gain of $5.0 million related to the sale of non-core operations recorded during 2006.
See “Note 17” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2006 and 2005 – “Segment information” for a reconciliation of segment sales and income to consolidated results.
EBITDA: EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the years ended December 31, 2006 and 2005 is shown below:

	For the Year Ended
(US$ in thousands)	December 31, 2006	December 31, 2005

Net income	$378,646	$295,497
Income tax expense	198,929	144,687
Interest and other expense on debt	43,619	50,420
Depreciation and amortization	146,490	105,691
Earnings from 50% owned joint ventures	(115,606)	(91,201)
Cash distribution from joint ventures	101,576	115,828
Minority interest	2,713	—

EBITDA	$756,367	$620,922

Gerdau Ameristeel 2006 Annual Report
LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS
Operating activities: Net cash provided by operations for the year ended December 31, 2006 was $508.2 million compared to net cash provided by operations of $578.5 million for the year ended December 31, 2005. Excluding the impact of the acquired operations, for the year ended December 31, 2006, accounts receivable provided $23.5 million as the month of December shipment levels decreased in 2006 in comparison to 2005, inventories used $10.6 million, other assets used $20.5 million which resulted from a prepayment of income taxes and accounts payable and other liabilities used $6.1 million in 2006.
During 2006, the Company received cash distributions from its investment in joint ventures (primarily Gallatin Steel) of $101.6 million in comparison with $115.8 million during the prior year.
Investing activities: Net cash used in investing activities was $516.7 million in the year ended December 31, 2006 compared to $179.1 million in the year ended December 31, 2005. For the year ended December 31, 2006, capital expenditures totalled $214.4 million and proceeds received from the sale of excess land was $14.1 million, and the cash paid for acquisitions, net of the opening cash received from those operations, was $193.0 million. These acquisitions included Fargo Iron and Metal Company, Callaway Building Products Inc., Sheffield and PCS. In addition, the Company made net investments in short-term investments of $123.4 million during the year.
Financing activities: Net cash used by financing activities was $296.5 million in the year ended December 31, 2006 compared to $73.0 million in the year ended December 31, 2005. The principal components include the payment of dividends and redemption of debt. The Company paid $91.4 million in dividends during the year ended December 31, 2006, the Sheffield Senior Secured Notes that were acquired as part of the Sheffield acquisition were redeemed for approximately $88.5 million, and the Company redeemed its convertible debentures for $112.0 million.
OUTSTANDING SHARES
As of December 31, 2006, the Company had outstanding 305,376,603 common shares.
CREDIT FACILITIES AND INDEBTEDNESS
The principle sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principle liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long-tem debt:
Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior

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Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specifi ed types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.
At December 31, 2006, there were no borrowings under the facility, and there was $592.4 million available under the Senior Secured Credit Facility compared to no borrowings under the facility and $544.1 million available at December 31, 2005.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2006, no amounts had been drawn on this facility.
Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company’s first opportunity to call these senior notes is July 15, 2007 at a redemption price of 105 3/8%.
Industrial Revenue Bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of December 31, 2006. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds

Gerdau Ameristeel 2006 Annual Report
mature in 2014, 2017 and 2018, respectively. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility
Capital Leases: Gerdau Ameristeel had $0.4 million of capital leases as of December 31, 2006.
CAPITAL EXPENDITURES
Gerdau Ameristeel spent $214.4 million on capital projects in the year ended December 31, 2006, compared to $135.9 million in the year ended December 31, 2005. The most significant projects include improvements to the bar mill finishing end at the Whitby, Ontario mill that commenced production in the fourth quarter of 2006, a new melt shop for the Jacksonville, Florida mill that is expected to start commissioning during the second quarter of 2007, a finishing end upgrade at the Cartersville, Georgia mill that started production in the second quarter of 2006, construction of a new rebar fabrication facility in King George, Virginia that started operations in the fourth quarter of 2006, and a new scrap shredder at the Jackson, Tennessee mill which is expected to begin full operation in the first quarter of 2007.
OFF- BALANCE SHEET ARRANGEMENTS
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.
CONTRACTUAL OBLIGATIONS
The following table presents the Company’s contractual obligations as of December 31, 2006.

Contractual Obligations ($000s)	Total	Less than one Year	1 - 3 Years	4 - 5 Years	After 5 Years

Long-term debt (1)	$431,655	$214	$197	$399,644	$31,600
Interest	244,863	45,531	91,060	91,059	17,213
Operating leases (2)	73,643	12,994	18,857	14,677	27,115
Capital expenditures (3)	199,011	149,258	34,827	14,926	—
Unconditional purchase obligations (4)	55,645	55,645	—	—	—
Pension funding obligations	34,806	34,806	—	—	—

Total contractual obligations	$1,039,623	$298,448	$144,941	$520,306	$75,928

(1)	Total amounts are included in the December 31, 2006 consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2006.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.
ANNUAL RESULTS

Years Ended December 31,	2004	2005	2006

Net sales	$3,009,854	$3,897,143	$4,464,203
Net income	337,669	295,497	378,646
Earnings per common share, basic	1.46	0.97	1.24
Earnings per common share, diluted	1.45	0.97	1.24
Total assets	2,592,531	2,829,451	3,176,388
Total long-term debt	519,333	529,331	431,441
Cash dividends per common share	—	0.22	0.30

QUARTERLY RESULTS

2006	March 31,	June 30,	September 30,	December 31,

Net sales	$1,059,230	$1,205,790	$1,160,050	$1,039,133
Cost of sales	864,441	973,402	925,933	847,036
Net income	87,386	125,905	95,985	69,370
Earnings per common share, basic and diluted	0.29	0.41	0.31	0.23

2005

Net sales	$1,002,538	$961,076	$999,286	$934,243
Cost of sales	857,014	805,960	825,700	765,191
Net income	78,572	74,325	62,208	80,392
Earnings per common share, basic and diluted	0.26	0.24	0.20	0.26

FOURTH QUARTER RESULTS
The three months ended December 31, 2006 generated net income of $69.4 million as compared to $80.4 million for the three months ended December 31, 2005. Total shipments of 1.5 million tons represented an increase of 2.2% from the same period of time in the prior year. Excluding the impact of the shipments from the acquisitions, shipments decreased by approximately 7.6%. The demand that the Company experienced during the first nine months of 2006 slowed considerably in the fourth quarter, as our customer base reduced their high levels of inventory by reducing orders. In order to meet this reduced demand, the Company reduced production during the fourth quarter which significantly increased manufacturing costs as the fixed cost were spread over a reduced number of tons. Even with this reduced demand, the increasing trend in the Company’s metal spread continued, increasing to $404 per ton in the three months ended December 31, 2006. For the three months ended December 31, 2006, the weighted average selling price increased $45 per ton from the weighted average selling price for the three months ended December 31, 2005, and in addition, scrap costs were approximately $2 per ton less than the prior year, resulting in improved metal spreads of approximately $48 per ton in comparison to the three months ended December 31, 2005.
CRITICAL ACCOUNTING POLICIES
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to

Gerdau Ameristeel 2006 Annual Report
make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
REVENUE RECOGNITION
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

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ACCOUNTING FOR GOODWILL
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.
LONG-LIVED ASSETS
The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell.
The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
ACCOUNTING FOR INCOME TAXES
The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
ENVIRONMENTAL REMEDIATION
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not

Gerdau Ameristeel 2006 Annual Report
reduced by possible recoveries from insurance or other third parties.
POST RETIREMENT BENEFITS
Primary actuarial assumptions are determined as follows:
▪	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.
▪	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.
▪	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.
▪	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
RECENTLY ISSUED ACCOUNTING STANDARDS
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an employer to recognize the funded status of each of its defined pension and post retirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income; and to recognize changes in that funded status in the year in which changes occur through comprehensive

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income. This portion of the statement is effective for the Company for its December 31, 2006 year-end. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented will not be restated. At December 31, 2006, the Company recorded $40.1 million, net of tax, in accumulated other comprehensive income related to the adoption of this statement. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end. This portion of the statement is not expected to impact the Company as the measurement date is currently as of the date of the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amends the guidance on the accounting for planned major maintenance activities; and it specifically precludes the use of the previously acceptable “accrue in advance” method. This FSP is effective for fiscal years beginning after December 15, 2006. Upon adoption, FSP No. AUG AIR-1 shall be applied retrospectively for all financial statements presented. The Company expects to record a $2.2 million cumulative effect type adjustment upon adoption of FSP No. AUG AIR-1.
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While the Company is still evaluating its tax positions, it is not anticipated that it will have a material impact on the Company’s retained earnings at the time of adoption.
As described previously, effective January 1, 2006, the Company adopted SFAS 123(R) — including supplemental application guidance issued by the SEC in SAB No. 107, Share-Based Payment (“SAB 107”) — using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123(R) requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. The Company had previously accounted for its stock-based awards to employees under the intrinsic value method prescribed by APB 25. The Company did not modify the

Gerdau Ameristeel 2006 Annual Report
substantive terms of any existing awards prior to adoption of SFAS 123(R).
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs”. This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company’s current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 did not have any impact on the consolidated financial statements.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material have resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which would adversely affect sales and profit margins.
The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company’s products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company’s revenue and profitability.
Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company’s products. A significant portion of the Company’s products is destined for the construction industry and the steel service center industry. Many of the Company’s markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the

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Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.
Steel operations require substantial capital investment and maintenance expenditures that may encourage producers to maintain production in periods of reduced demand, which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company’s insurance may not cover its losses.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company’s minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap has resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and

Gerdau Ameristeel 2006 Annual Report
scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.
Most of the Company’s minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.
Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
Approximately 38% of the Company’s employees are represented by the United Steelworkers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2006 the Company reached a new agreement with the employees at the Perth Amboy mill. The Company decertified a USWA local at its rebar fabrication facility in Kansas City, Missouri in December of 2006. In March 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities. The collective bargaining agreements for these facilities had expired in 2005. The Sand Springs and Joliet mills’ agreements expired in 2006. The collective bargaining agreements with the employees at the Calvert City and Whitby mills expired in February 2007 and the agreement with the employees at the Company’s Manitoba mill will expire in May 2007. Although negotiations are ongoing, new agreements have not yet been reached at these facilities.
Although progress continues to be made at all locations, the Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial results and results of operations.

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Environmental laws and regulations affect the Company and compliance may be costly and reduce profitability.
As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company’s financial results and results of operations.
In April 2001, the Company was notified by the Environmental Protection Agency (EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and, as a result, recorded an expense of $5.65 million during the second quarter of 2006. The settlement agreement was subject to public comment (which has occurred), EPA approval and Court approval. The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.
The efforts to integrate and achieve synergies from the Sheffield and PCS acquisitions may not be successful and may reduce the Company’s profitability.
The acquisitions of Sheffield and PCS involve risks relating to the difficulty of integrating our business, operations, products and services with those of the acquired businesses.
Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, following our acquisition of Sheffield, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with the acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning the assets that we acquired.
By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their

Gerdau Ameristeel 2006 Annual Report
employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.
The Company’s pension plans are underfunded.
The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans, which would reduce cash available for other business needs.
The Company uses estimates.
The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
The Company depends on senior management and may be unable to replace key executives if they leave.
The Company’s operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company relies on its joint ventures for a portion of its income and cash flow, but does not control them or their distributions.
The Company has three 50% owned joint ventures that contribute to its financial results, but that it does not control. These joint ventures contributed $115.6 million to net income for the year ended December 31, 2006, and $91.2 million to net income for the year ended December 31, 2005. The Company received $101.6 million of cash distributions from its joint ventures in the year ended December 31, 2006, and $115.8 million of cash distributions for the year ended December 31, 2005. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests.

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has documented and evaluated the effectiveness of the internal control over financial reporting of the Company as of December 31, 2006 in accordance with the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation excluded our acquisitions of Sheffield Steel Corporation (“Sheffield”) and Pacific Coast Steel (“PCS”) on June 12, 2006 and November 1, 2006, respectively, as described in Note 3 of the Notes to the Financial Statements. Sheffield is a wholly-owned subsidiary whose total assets and total sales represented 8% and 4% of the corresponding consolidated financial statement amounts as of and for the year ended December 31, 2006. PCS is a joint venture whose total assets and total sales represented 7% and 1% of the corresponding consolidated financial statement amounts as of and for the year ended December 31, 2006.
Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2006.
PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, has audited the consolidated financial statements of the Company, management’s assessment of the effectiveness of internal controls over financial reporting, and the effectiveness of internal controls over financial reporting and has issued a report located below.

Gerdau Ameristeel 2006 Annual Report
Report of Independent Registered Certified Public Accounting Firm
To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation:
We have completed an integrated audit of Gerdau Ameristeel Corporation’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.
CONSOLIDATED FINANCIAL STATEMENTS
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management.
Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements reflect total assets of 6 percent of the related consolidated totals as of December 31, 2006 and 2005 and total sales of 10 percent and 11 percent of the related consolidated totals for the years ended December 31, 2006 and 2005, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

CONSOLIDATED FINANCIAL STATEMENTS
As discussed in Note 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for share-based compensation and the manner in which it accounts for defined benefit pension and other postretirement plans in 2006.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted

Gerdau Ameristeel 2006 Annual Report
accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Sheffield Steel Corporation (“Sheffield”) and Pacific Coast Steel (“PCS”) from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired by the Company in purchase business combinations during 2006. We have also excluded Sheffield and PCS from our audit of internal control over financial reporting. Sheffield is a wholly-owned subsidiary whose total assets and total sales represented 8% and 4% of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. PCS is a joint venture whose total assets and total sales represented 7% and 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
Tampa, Florida
March 16, 2007

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31,	December 31,
	2006	2005

ASSETS
Current Assets
Cash and cash equivalents	$109,236	$414,259
Restricted cash	498	473
Short-term investments	123,430	—
Accounts receivable, net of allowance of $3,950 and $4,058 in 2006 and 2005	460,828	344,758
Inventories (note 4)	820,485	745,165
Deferred tax assets (note 10)	38,538	23,212
Costs and estimated earnings in excess of billings on uncompleted contracts	2,977	—
Income taxes receivable	23,623	—
Other current assets	17,428	23,236

Total Current Assets	1,597,043	1,551,103

Investments (note 6)	167,466	153,439
Property, Plant and Equipment (note 5)	1,119,458	955,601
Goodwill	252,599	122,716
Deferred Financing Costs	12,029	14,451
Deferred Tax Assets (note 10)	12,948	23,424
Other Assets	14,845	8,717

TOTAL ASSETS	$3,176,388	$2,829,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$317,425	$306,673
Accrued salaries, wages and employee benefits	110,237	66,744
Accrued interest	20,909	21,003
Income taxes payable	19,478	13,140
Accrued sales, use and property taxes	8,024	4,598
Current portion of long-term environmental reserve	12,238	3,325
Billings in excess of costs and estimated earnings on uncompleted contracts	15,443	—
Other current liabilities	21,723	18,554
Current portion of long-term borrowings (note 7)	214	1,014

Total Current Liabilities	525,691	435,051

Long-term Borrowings, Less Current Portion (note 7)	431,441	432,737
Convertible Debentures (note 9)	—	96,594
Accrued Benefit Obligations (note 11)	238,503	147,167
Long-term Environmental Reserve, Less Current Portion	9,993	13,083
Other Liabilities	38,082	52,163
Deferred Tax Liabilities (note 10)	52,963	68,637
Minority Interest	27,581	—

TOTAL LIABILITIES	1,324,254	1,245,432

Contingencies, commitments and guarantees (note 15)
Shareholders’ Equity
Capital stock (note 13)	1,016,287	1,010,341
Retained earnings	827,674	540,415
Accumulated other comprehensive income	8,173	33,263

TOTAL SHAREHOLDERS’ EQUITY	1,852,134	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,176,388	$2,829,451

See accompanying notes to consolidated financial statements.

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except per share data)

	Year Ended
	December 31,	December 31,
	2006	2005

NET SALES	$4,464,203	$3,897,143
OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	3,610,812	3,253,865
Selling and administrative	191,778	125,558
Depreciation	142,984	103,035
Other operating expense, net	5,687	14,180

	3,951,261	3,496,638

INCOME FROM OPERATIONS	512,942	400,505
INCOME FROM 50% OWNED JOINT VENTURES (note 6)	115,606	91,201

INCOME BEFORE OTHER EXPENSES, INCOME TAXES AND MINORITY INTEREST	628,548	491,706

OTHER EXPENSES
Interest, net	43,619	50,420
Foreign exchange loss (gain), net	1,135	(1,554)
Amortization of intangible assets	3,506	2,656

	48,260	51,522

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	580,288	440,184
INCOME TAX EXPENSE (note 10)	198,929	144,687

INCOME BEFORE MINORITY INTEREST	381,359	295,497
MINORITY INTEREST	2,713	—

NET INCOME	$378,646	$295,497

EARNINGS PER COMMON SHARE — BASIC	$1.24	$0.97
EARNINGS PER COMMON SHARE — DILUTED	$1.24	$0.97

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(US$ in thousands)

				Accumulated
				Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2004	304,028,122	$1,008,511	$311,853	$44,400	$1,364,764
Net income			295,497		295,497
Other comprehensive income:
Foreign exchange				8,626	8,626
Minimum pension liability, net of tax of $8,900				(19,763)	(19,763)
Comprehensive income					284,360
Dividends			(66,935)		(66,935)
Employee stock options	443,371	1,830			1,830

Balances at December 31, 2005	304,471,493	$1,010,341	$540,415	$33,263	$1,584,019

Net income			378,646		378,646
Other comprehensive income:
Foreign exchange				7	7
Minimum pension liability, net of tax of $(8,515)				15,053	15,053
Comprehensive income					393,706
FAS 158 transition amount, net of tax of $24,897				(40,150)	(40,150)
Dividends			(91,387)		(91,387)
Employee stock options	905,110	5,946			5,946

Balances at December 31, 2006	305,376,603	$1,016,287	$827,674	$8,173	$1,852,134

See accompanying notes to consolidated financial statements.

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	December 31,	December 31,
	2006	2005

OPERATING ACTIVITIES
Net income	$378,646	$295,497
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	2,713	—
Depreciation	142,984	103,035
Amortization	3,506	2,656
Write off unamortized fair value market adjustment	5,604	—
Deferred income taxes	1,985	17,256
(Gain) loss on disposition of property, plan and equipment	(8,914)	3,328
Income from 50% owned joint ventures	(115,606)	(91,201)
Distributions from joint ventures	101,576	115,828
Melt shop closure expenses (note 5)	9,400	—

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	23,483	18,898
Inventories	(10,594)	113,056
Other assets	(20,472)	(1,284)
Liabilities	(6,143)	1,387

NET CASH PROVIDED BY OPERATING ACTIVITIES	508,168	578,456

INVESTING ACTIVITIES
Additions to property, plant and equipment	(214,363)	(135,864)
Proceeds received from the disposition of property, plant and equipment	14,110	6,444
Acquisitions	(214,938)	(49,654)
Opening cash from acquisitions	21,934	—
Purchases of short-term investments	(1,531,535)	(148,650)
Sales of short-term investments	1,408,105	148,650

NET CASH USED IN INVESTING ACTIVITIES	(516,687)	(179,074)

FINANCING ACTIVITIES
Payments on term loans	(7,496)	(4,392)
Retirement of Sheffield Steel bonds	(88,493)	—
Retirement of convertible debentures	(111,990)	—
Additions to deferred financing costs	(404)	(3,491)
Cash dividends	(91,387)	(66,935)
Proceeds from issuance of employee stock purchases	1,290	823
Excess tax benefits from share-based payment arrangements	1,998	1,007
Change in restricted cash	(25)	(8)

NET CASH USED IN FINANCING ACTIVITIES	(296,507)	(72,996)

Effect of exchange rate changes on cash and cash equivalents	3	(259)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(305,023)	326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	414,259	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$109,236	$414,259

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)
NOTE 1 — BASIS OF PRESENTATION
The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
As of December 31, 2006, Gerdau S.A. indirectly owned approximately 66.5% of the Company’s common shares outstanding.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All dollar amounts are reported in United States dollars unless otherwise indicated.
Consolidation: The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All significant intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments: The Company’s newly acquired investment in Pacific Coast Steel (“PCS”), a 55% owned joint venture, is fully consolidated with a minority interest reflected in the financial statements. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.
Revenue Recognition and Allowance for Doubtful Accounts: The Company recognizes revenues from most sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title is transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which

Gerdau Ameristeel 2006 Annual Report
such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized.
Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies.
Short Term Investments: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, the Company’s investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. At December 31, 2006 there was $123.4 million of investments in these securities, while no such investments were held at December 31, 2005.
Accounts Receivables: Accounts receivables are recorded when invoices are issued. Accounts receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of its customers. At December 31, 2006 and 2005, the allowance for doubtful accounts was $4.0 million and $4.1 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.
Inventories: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.
Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. The Company accrues for planned periodic major maintenance activities and the estimated cost of these shutdowns. The Company has accrued $2.2 million and $8.4 million as of December 31, 2006 and 2005,

CONSOLIDATED FINANCIAL STATEMENTS
respectively (also see Summary of Recent Accounting Pronouncements). Interest incurred in connection with significant capital projects is capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.
For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset.
Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.
The changes in the carrying amount of goodwill for the year ended December 31, 2006, are as follows ($000s):

Balance as of January 1, 2006	$122,716
Goodwill acquired during the year	129,883

Balance as of December 31, 2006	$252,599

Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.
Deferred Income Taxes: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the

Gerdau Ameristeel 2006 Annual Report
period that includes the enactment date. A valuation allowance is recorded to the extent the Company concludes that it is considered more likely than not that a deferred tax asset will not be fully realized.
Pensions and Post Retirement Benefits: The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies (also see Summary of Recent Accounting Pronouncements):
■	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

■	Pension assets are recorded at fair market value.

■	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

■	The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.

■	A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.
Environmental Liabilities: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the resulting environmental accrual.
Reporting Currency and Foreign Currency Translation: Operating revenue and expenses of the U.S. based operations arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings.
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in accumulated other comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements have been prepared in U.S. dollars as this has been determined to be the functional currency of the Company.
Earnings Per Share: The financial statements include “basic” and “diluted” per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock in the weighted average number of shares outstanding. The Company’s potential common stock consists of employee and director stock options outstanding.
Stock-Based Compensation: Stock based compensation grants prior to January 1, 2006 were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company applied the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which allowed companies to continue following the accounting guidance of APB 25, but required pro forma disclosure of net income and net income per share for the effects on compensation expense had the fair value method of accounting for stock options been adopted. For SFAS 123 purposes, the fair value of each option grant had been estimated as of the date of grant using the Black-Scholes option-pricing model.
As permitted by SFAS 123, through fiscal year 2005, the Company accounted for stock options granted to employees using the intrinsic value based method of accounting set forth under APB 25. Under this method, the Company did not recognize compensation expense for the stock options because the exercise price was equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, the impact on net income and earnings per share would not be material.
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”) for its share-based compensation plans. The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes: (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.
Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date

Gerdau Ameristeel 2006 Annual Report
of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include (i) measurement of goodwill and related impairment, if any; (ii) the liability for litigation and regulatory matters; (iii) accounting for employee benefit plans; and (iv) estimated cost to complete for percentage of completion contracts which have a direct effect on gross profit. The application of purchase accounting also requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed.
Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2006 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders’ equity.
SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”). SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. This portion of the statement is effective for the Company for its December 31, 2006 year-end. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented will not be restated. At December 31, 2006, the Company recorded $40.1 million, net of tax, in accumulated other comprehensive income related to the adoption of this statement. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end. This portion of the statement is not expected to impact the Company as the measurement date is currently as of the date of the year-end statement of financial position.

CONSOLIDATED FINANCIAL STATEMENTS
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amends the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. This FSP is effective for fiscal years beginning after December 15, 2006. Upon adoption, FSP No. AUG AIR-1 shall be applied retrospectively for all financial statements presented. The Company expects to record a $2.2 million cumulative effect type adjustment upon adoption of FSP No. AUG AIR-1.
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While the Company is still evaluating its tax positions, it is not anticipated that it will have a material impact on the Company’s retained earnings at the time of adoption.
As described previously, effective January 1, 2006, the Company adopted SFAS 123R — including supplemental application guidance issued by the SEC in SAB No. 107, Share-Based Payment (“SAB 107”) — using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123R requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. The Company had previously accounted for its stock-based awards to employees under the intrinsic value method prescribed by APB 25. The Company did not modify the substantive terms of any existing awards prior to adoption of SFAS 123R.
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs”. This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company’s current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 did not have any impact on the consolidated financial statements.

Gerdau Ameristeel 2006 Annual Report
NOTE 3 — ACQUISITIONS
In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million. In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million.
On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation (“Sheffield”). The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers (“OEMs”), for use in a variety of industries. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
The purchase price for the shares of Sheffield was $103.3 million in cash, including transaction costs, plus the assumption of certain liabilities of the acquired company. The financial statements of the Company include the results of Sheffield from June 12, 2006.
The following table summarizes the fair value of assets acquired and liabilities assumed for Sheffield at the date of the acquisition, ($ 000s):

Net assets (liabilities) acquired
Current assets	$140,266
Property, plant and equipment	84,169
Other long-term assets	925
Goodwill	63,681
Current liabilities	(40,608)
Long-term liabilities	(145,119)

$103,314

Purchase price	$107,145
Plus transaction costs	1,224
Working capital adjustment received in July 2006	(5,055)

$103,314

The $63.7 million of goodwill was assigned to the steel mill and downstream product segments in the amounts of $57.3 million and $6.4 million, respectively. None of the goodwill is deductible for tax purposes.
On November 1, 2006, the Company completed the acquisition of 55% of the partnership interest of the newly formed joint venture PCS. This joint venture was formed by Pacific Coast Steel, Inc. (“PCS, Inc.”) and Bay Area Reinforcing (“BAR”). The acquisition includes four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
The purchase price for the partnership interest of PCS was $105.0 million in cash, including transaction costs, plus the assumption of certain liabilities of the acquired company.

CONSOLIDATED FINANCIAL STATEMENTS
The purchase contract contains a put and call option whereby, on the fifth anniversary date, the Company may purchase the remaining 45% interest in the partnership at an agreed upon valuation method. The financial statements of the Company include the results of PCS from November 1, 2006.
The following table summarizes the Company’s proportionate share of the fair value of assets acquired and liabilities assumed for PCS at the date of the acquisition, November 1, 2006 ($000s):

Net assets (liabilities) acquired
Current assets	$50,956
Property, plant and equipment	4,812
Other long-term assets	493
Goodwill	66,202
Intangible assets	8,360
Current liabilities	(25,868)

$104,955

Purchase price	$104,500
Plus transaction costs	455

$104,955

The $66.2 million of goodwill was assigned to the downstream product segment. The Company’s entire portion of its interest in the goodwill is deductible for tax purposes.
Other intangible assets, recorded in other assets in the consolidated balance sheet at the date of the acquisition, consisted of the following ($000s):

	Fair Value	Useful Life
		(in years)

Backlog	$1,155	2.5
Trade name	3,850	5.0
Customers	2,805	13.5
Non-compete agreements	550	5.0

	$8,360

For the year ended December 31, 2006, the Company recorded amortization of intangible assets expense of $0.5 million of amortization expense related to the purchased intangible assets.

Gerdau Ameristeel 2006 Annual Report
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	At December 31,	At December 31,
	2006	2005

Ferrous and non-ferrous scrap	$92,107	$128,772
Work-in-process	156,407	106,370
Finished goods	347,737	306,263
Raw materials (excluding scrap) and operating supplies	224,234	203,760

	$820,485	$745,165

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	At December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$93,732	$(6,260)	$87,472
Buildings and improvements	199,503	(41,325)	158,178
Machinery and equipment	1,228,398	(544,691)	683,707
Construction in progress	183,710	—	183,710
Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

	At December 31, 2005
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$80,387	$(5,301)	$75,086
Buildings and improvements	180,463	(34,541)	145,922
Machinery and equipment	1,101,654	(474,437)	627,217
Construction in progress	101,626	—	101,626
Property, plant and equipment held for sale	5,750	—	5,750

	$1,469,880	$(514,279)	$955,601

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $5.3 million and $1.7 million for the years ended December 31, 2006 and 2005, respectively.
During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32.4 million of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. The

CONSOLIDATED FINANCIAL STATEMENTS
Company also recorded an additional $9.4 million charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to the disposal of dust from the baghouse.
NOTE 6 — JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in these consolidated financial statements.
The following table sets forth selected data for the Company’s 50% owned joint ventures ($000s):

	December 31,	December 31,
	2006	2005

Balance Sheet
Current assets	$104,186	$96,411
Property, plant and equipment, net	93,484	90,634
Current liabilities	27,878	31,558
Long-term debt	1,641	1,678

Statement of Earnings
Sales	$488,421	$443,728
Operating income	116,293	91,091
Income before income taxes	116,702	91,301
Net income	115,606	91,201
NOTE 7 — LONG-TERM DEBT
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company’s first opportunity to call these senior notes is on July 15, 2007 at a redemption price of 105 3/8%.
In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At December 31, 2006, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $592.4 million was available under the Senior Secured Credit Facility, net of $57.6 million of outstanding letters of credit.
At the time the Company acquired Sheffield, Sheffield had $77.2 million of outstanding notes bearing interest at 11.375% due in 2011. Under purchase accounting, the value of these notes was increased to reflect their fair value which resulted in a recorded value of the notes of approximately $88.5 million. The senior secured notes were governed by

Gerdau Ameristeel 2006 Annual Report
an Indenture and were secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield. These notes were redeemed under the terms of the Indenture in July 2006 at a cost approximating the fair market value of the notes.
On October 27, 2006, the Ameristeel BrightBar term loan was repaid.
On November 22, 2006, the Company entered into a credit facility with KfW to provide financing for capital expenditures. The facility is for $75 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2006, nothing had been drawn on this facility.
Debt includes the following ($000s):

	December 31,	December 31,
	2006	2005

Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	$399,638	$398,780
Industrial Revenue Bonds, bearing interest of 3.71% to 6.38%, due through December 2018	31,600	31,600
AmeriSteel Bright Bar Term Loan	—	2,395
Other, bearing interest of 6.32%, due through October 2010	417	976

	431,655	433,751

Less current portion	(214)	(1,014)

	$431,441	$432,737

The carrying amount of the Company’s floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The fair value of the Company’s fixed rate notes, the Senior Notes, was $438.4 million and $449.6 million as of December 31, 2006 and 2005 respectively. The fair value of the Company’s Convertible Debentures was Cdn $127.2 million as of December 31, 2005. The Company redeemed the convertible debentures in September 2006 (see Note 9). Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.
The maturities of borrowings for the years subsequent to December 31, 2006, are as follows ($000s):

Amount

2007	$214
2008	136
2009	61
2010	6
2011	399,638
Thereafter	31,600

$431,655

Cash paid for interest was $45.4 million and $50.7 million for the years ended December 31, 2006 and 2005, respectively.
The Company’s debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio. In addition, if the Company’s business suffers a material adverse change or if other events of default

CONSOLIDATED FINANCIAL STATEMENTS
under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.
NOTE 8 — RELATED PARTY TRANSACTIONS
In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products and raw materials from affiliated companies. For the year ended December 31, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 137,626 tons and 85,630 tons of steel products and raw materials from affiliated companies for $55.6 million and $27.7 million, respectively. These purchases do not represent a significant percentage of the Company’s total purchases and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
NOTE 9 — CONVERTIBLE DEBENTURES
The Company had unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bore interest at 6.5% per annum, were scheduled to mature on April 30, 2007, and, at the holders’ option, were convertible into the Company’s common shares at a conversion price of Cdn$26.25 per share. The debentures were redeemable, at the Company’s option, at par plus accrued interest, and the Company had the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. In September 2006, the Company redeemed these convertible debentures for cash at par plus accrued interest for a total amount of $112.0 million. The Company recorded an interest charge of $5.6 million to write off the remaining unamortized fair market value adjustment of these debentures.
NOTE 10 — INCOME TAXES
The income tax expense is comprised of ($000s):

	December 31, 2006	December 31, 2005

Current	$196,944	$127,431
Deferred	1,985	17,256

	$198,929	$144,687

Current income taxes:
Canada	$(2,289)	$615
U.S.	199,473	125,717
Other	(240)	1,099

	$196,944	$127,431

Deferred income taxes:
Canada	9,042	1,871
U.S.	(6,224)	15,385
Other	(833)	—

	1,985	17,256

Total provision for income taxes	$198,929	$144,687

Gerdau Ameristeel 2006 Annual Report
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

	December 31,	December 31,
	2006	2005

Income tax expense computed using Canadian statutory tax rates	$197,069	$150,191
Increased (decreased) by the tax effect of:
Tax exempt income	(25,024)	(24,520)
Effect of different rates in foreign jurisdictions	23,086	7,402
Change in valuation allowance	2,316	3,570
Other, net	1,482	8,044

Income tax expense	$198,929	$144,687

Cash payments for income taxes	$221,556	$122,743

The components of the deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2006	2005

Canada
Non-current deferred tax assets
Operating loss carryforwards	$25,893	$32,274
Pension and retirement accruals	24,703	28,314
Long-term liabilities not currently deductible	2,022	2,193
Other	—	540
Total non-current deferred tax assets	52,618	63,321
Non-current deferred tax liabilities
Property, plant and equipment	39,629	39,897
Other	41	—
Total non-current deferred tax liabilities	39,670	39,897

Net non-current deferred tax assets	$12,948	$23,424

United States
Current deferred tax assets
Accounting provisions not currently deductible for tax purposes	$38,538	$23,212
Non-current deferred tax assets
Operating loss carryforwards	$20,995	$26,925
Recycling and AMT credits	4,916	4,916
Pension and retirement accruals	52,738	12,594
Long-term liabilities not currently deductible	12,014	13,514
Other	86	—
	90,749	57,949
Less: valuation allowance	(5,886)	(3,570)

Total non-current deferred tax assets	84,863	54,379

Non-current deferred tax liabilities
Property, plant and equipment	137,826	122,340
Other	—	676
Total non-current deferred tax liabilities	137,826	123,016

Net non-current deferred tax liabilities	$52,963	$68,637

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2006, the Company had a combined non-capital loss carryforward of approximately $80.9 million for Canadian tax purposes that expire on various dates between 2009 through 2026. The Company also had a combined net operating loss carryforward of approximately $92.8 million for U.S. federal and state income tax purposes that expire on various dates between 2010 and 2020.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.
The Company believes its Canadian net deferred tax asset at December 31, 2006 of $12.9 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.
The Company recorded a valuation allowance of $2.3 million and $3.6 million in 2006 and 2005 respectively, against certain state tax loss carryforwards and recycling credits because management determined that it is more likely than not that these deferred tax assets would not be realized.
For the year ending December 31, 2006, the Company recorded $4.2 million of U.S. income tax expense related to withholding taxes on anticipated repatriation to Canada of approximately $80 million from the US operations under the U.S. – Canadian Income Tax Treaty. The Company does not anticipate any Canadian income taxes on the earnings repatriation. The partial repatriation of earnings does not change the Company’s intentions to permanently reinvest the remaining undistributed earnings of the non-Canadian subsidiaries, and therefore, no additional provisions have been recorded.
NOTE 11 — POST RETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $6.6 million and $5.4 million for the years ended December 31, 2006 and 2005, respectively.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.
See Note 2–Summary of Significant Accounting Policies for further information regarding the adoption of SFAS 158. The adjustment for SFAS 158 affected our Consolidated Balance Sheet as follows ($000s):

Gerdau Ameristeel 2006 Annual Report

	Year Ended December 31, 2006
	Pension Benefits	Other Benefit Plans

Before Application of FAS 158
Prepaid benefit cost	$3,855	$—
Accrued benefit liability	(82,517)	(102,926)
Intangible asset	5,241	—
Accumulated other comprehensive income	31,081	—
Adjustments
Prepaid benefit cost	(1,961)	—
Accrued benefit liability	(50,095)	(7,750)
Intangible asset	(5,241)	—
Accumulated other comprehensive income	57,297	7,750
After Application of FAS 158
Prepaid benefit cost	1,894	—
Accrued benefit liability	(132,612)	(110,676)
Intangible asset	—	—
Accumulated other comprehensive income	88,378	7,750
The following tables summarize the accumulated pension benefits and post retirement medical benefit obligations included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of period	$501,635	$416,633	$59,555	$49,186
Acquisition of Sheffield	45,365	—	47,362	—
Service cost	21,720	16,918	2,026	1,450
Interest cost	28,733	24,537	4,485	2,736
Plan participants’ contributions	—	—	1,036	923
Amendments	2,037	1,731	—	(2,107)
Actuarial loss	11,675	51,018	239	8,404
Benefits and administrative expenses paid	(20,795)	(17,971)	(4,015)	(2,228)
Foreign exchange (gain) loss	(86)	8,769	(12)	1,191

Benefit obligation at end of period	$590,284	$501,635	$110,676	$59,555

Change in Plan Assets
Fair value of plan assets at beginning of period	$361,414	$322,719	$—	$—
Acquisition of Sheffield	35,261	—	—	—
Actual return on plan assets	54,319	27,201	—	—
Employer contribution	30,176	22,805	2,979	1,305
Plan participants’ contributions	—	—	1,036	923
Benefits and administrative expenses paid	(20,795)	(17,971)	(4,015)	(2,228)
Foreign exchange (loss) gain	(809)	6,660	—	—

Fair value of plan assets at end of period	$459,566	$361,414	$—	$—

Funded Status	$(130,718)	$(140,221)	$(110,676)	$(59,555)
Unrecognized transition liability	—	1,723	—	—
Unrecognized prior service cost	—	6,607	—	(4,805)
Unrecognized actuarial loss	—	98,763	—	13,252

Net amount recognized	$(130,718)	$(33,128)	$(110,676)	$(51,108)

Amounts Recognized in the Consolidated Balance Sheets
Intangible asset	$—	$8,301	$—	$—
Other assets	1,894	—	—	—
Accrued salaries, wages and employee benefits	(457)	—	(4,328)	—
Accrued Benefit Obligations	(132,155)	(96,059)	(106,348)	(51,108)
Accumulated pretax charge to other comprehensive income	—	54,630	—	—

Net asset/(liability) recognized, end of year	$(130,718)	$(33,128)	$(110,676)	$(51,108)

CONSOLIDATED FINANCIAL STATEMENTS
The accumulated benefit obligation for all defined benefit pension plans was $526.2 million and $452.6 million at December 31, 2006 and 2005, respectively.
The amounts recognized in accumulated other comprehensive income at December 31, 2006, after of the implementation of FAS 158, are as follows ($000s):

	Pension	Other
	Benefits	Benefit Plans

Transition obligation	$1,530	$—
Prior service cost	6,440	(4,462)
Net actuarial (gain)/loss	80,408	12,212

	$88,378	$7,750

The amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic benefit in 2007 is as follows ($000s):

	Pension	Other
	Benefits	Benefit Plans

Amortization of transition liability	$194	$—
Amortization of prior service cost	2,378	(344)
Amortization of net actuarial loss	2,949	378
The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Service cost	$21,720	$16,918	$2,026	$1,450
Interest cost	28,733	24,537	4,485	2,736
Expected return on plan assets	(29,519)	(24,388)	—	—
Amortization of transition liability	200	187	—	—
Amortization of prior service cost	2,252	1,296	(348)	(329)
Amortization of net actuarial loss	5,760	3,349	458	98

Net periodic benefit cost	$29,146	$21,899	$6,621	$3,955

Information for pension plans with an accumulated benefit obligation in excess of plan assets ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Projected benefit obligation	$534,151	$501,635	$110,676	$59,555
Accumulated benefit obligation	472,147	452,619	110,676	59,555
Fair value of plan assets	401,545	361,414	—	—
The information for pension plans with a projected benefit obligation in excess of plan assets is the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.

Gerdau Ameristeel 2006 Annual Report

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Weighted-average assumptions used to determine benefits obligations at December 31,
Discount rate	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%
Expected long-term return on plan assets	7.00% to 8.40%	7.25% to 8.40%	N/A	N/A
Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit costs for the year ended December 31,
Discount rate	5.00% to 5.75%	5.75% to 6.00%	5.00% to 5.75%	5.75% to 6.00%
Expected long-term return on plan assets	7.25% to 8.40%	7.50% to 8.40%	N/A	N/A
Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A
Assumed health care cost trend rates at December 31,
Health cost trend rate — initial	N/A	N/A	8.50% to 11.0%	9.50% to 12.0%
Health cost trend rate — ultimate	N/A	N/A	5.50%	5.50%
Year in which ultimate rate is reached	N/A	N/A	2010 to 2013	2010 to 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assume health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point Increase	Point Decrease

Effect on total of service cost and interest cost	$1,144	$(897)
Effect on postretirement benefit obligation	16,799	(13,609)
PLAN ASSETS
The Company’s pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	Plan Assets at December 31,
	2006	2005

Asset Category
Equity securities	66.8%	66.3%
Debt securities	31.5%	31.7%
Other	1.7%	2.0%

Total	100.0%	100.0%

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.
The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 65% — 75% in equity securities and 35% — 25% in debt securities.

CONSOLIDATED FINANCIAL STATEMENTS
BENEFIT PAYMENTS
The expected benefit payments, in future years, are as follows ($000s):

	Pension Benefits	Other Benefit Plans

2007	$22,465	$4,698
2008	23,561	5,096
2009	24,941	5,429
2010	26,467	5,794
2011	28,080	6,119
2012 to 2016	170,644	35,497
CONTRIBUTIONS
The Company expects to contribute $34.8 million to its pension plans in 2007.
NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising in the normal course of business. The Company entered into interest rate swaps to reduce its exposure to changes in the fair value of its Senior Notes. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2006, was approximately $9.5 million.
NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)

December 31, 2006 Common	Unlimited	305,376,603	$1,016,287

December 31, 2005 Common	Unlimited	304,471,493	$1,010,341

During the year ended December 31, 2006, the Company declared and paid total cash dividends of $0.30 per common share to shareholders.
At December 31, the components of accumulated other comprehensive income were as follows ($000’s):

	2006	2005

Cumulative foreign currency translation adjustments, net of taxes	$68,354	$68,347
Minimum pension liability adjustments, net of taxes	(60,181)	(35,084)

Total	$8,173	$33,263

Gerdau Ameristeel 2006 Annual Report
EARNINGS PER SHARE
The following table identifies the components of basic and diluted earnings per share ($000s except per share data:

	Year Ended December 31,
	2006	2005

Basic earnings per share:
Basic net earnings	$378,646	$295,497
Average shares outstanding	304,992,828	304,276,512
Basic net earnings per share	$1.24	$0.97
Diluted earnings per share:
Diluted net earnings	$378,646	$295,497
Diluted average shares outstanding:
Average shares outstanding	304,992,828	304,276,512
Dilutive effect of stock options	936,484	1,175,460
	305,929,312	305,451,972
Diluted net earnings per share	$1.24	$0.97

At December 31, 2006, options to purchase 211,500 (593,000 at December 31, 2005) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.
NOTE 14 — STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $14.0 million was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3.0 million was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this

CONSOLIDATED FINANCIAL STATEMENTS
plan. An award of approximately $6.6 million was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period.
During the year ended December 31, 2006, the Company recognized $0.4 million of stock compensation costs related to the options issued during 2006. The remaining unrecognized compensation cost related to unvested options at December 31, 2006 was approximately $0.5 million and the weighted-average period of time over which this cost will be recognized is 3 years.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2006:

2006

Risk free interest rate	4.68%
Expected life	6.25 years
Expected volatility	47.39%
Expected dividend yield	0.80%

Under the employment agreement of the Company’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which $25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 240,907 shares have been issued to the trust.
The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The

Gerdau Ameristeel 2006 Annual Report
director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $0.8 million and $0.5 million at December 31, 2006 and 2005, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2006, there were 1,172,229 and 1,216,033 respectively of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. For the year ended December 31, 2006, the Company recorded an expense related to SARs of $20.4 million as compared to a reduction in expense of $3.0 million for the years ended December 31, 2005. No further awards will be granted under these prior plans.
The following table summarizes stock options outstanding as of December 31, 2006, as well as activity during the year then ended:

	Year Ended December 31, 2006
		Weighted-Average
	Number of Shares	Exercise Price

Outstanding, beginning of period	2,264,576	$6.42
Granted	202,478	9.50
Exercised	(664,203)	1.85
Forfeited	(2,840)	1.80
Expired	(381,500)	17.70

Outstanding, end of period	1,418,511	$5.37

Options exercisable	1,216,033

(a) At December 31, 2006, the weighted-average remaining contractual life of options outstanding was 4.56 years.
At December 31, 2006, the aggregate intrinsic value of options outstanding and options exercisable were both $7.0 million. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
The grant date fair value of stock options granted during the year ended December 31, 2006 was $4.88.
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the year ended December 31, 2006 are provided in the following table ($000s):

2006

Proceeds from stock options exercised	$1,290
Tax benefit related to stock options exercised	1,998
Intrinsic value of stock options exercised	4,694

CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes information about options outstanding at December 31, 2006:

		Weighted-Average
Exercise Price	Number	Remaining	Weighted-Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable

$1.32 to $1.43	276,943	3.5	$1.39	276,943
$1.80 to $1.91	452,357	4.3	1.84	452,357
$2.11 to $2.96	275,233	2.6	2.66	275,233
$9.50	202,478	9.2	9.50	—
$15.94 to $19.73 (1)	205,500	0.8	17.62	205,500
$20.17 to $27.46 (1)	6,000	0.1	20.72	6,000

	1,418,511			1,216,033

Note: (1)	these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2006.
NOTE 15 — CONTINGENCIES AND COMMITMENTS
ENVIRONMENTAL
As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $22.2 million and $16.4 million as of December 31, 2006 and 2005, respectively. Of the $22.2 million of costs recorded as a liability at December 31, 2006, the Company expects to pay approximately $12.2 million during the year ended December 31, 2007.
Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company’s consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company’s cost estimates are reasonable.

Gerdau Ameristeel 2006 Annual Report
Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and, as a result, recorded an expense of $5.65 million during the second quarter of 2006. The settlement agreement was subject to public comment (which has occurred), EPA approval and Court approval. The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.
OTHER CLAIMS
In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any claims will not have a material effect on the financial position, consolidated earnings or the cash flows of the Company.
OPERATING LEASE COMMITMENTS
The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

Year Ending December 31,	Amount

2007	$12,994
2008	10,391
2009	8,466
2010	7,476
2011	7,201
Thereafter	27,115

$73,643

Rent expense related to operating leases was $27.9 million and $26.4 million for the years ended December 31, 2006 and 2005, respectively.
Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.
SERVICE COMMITMENTS
The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved

CONSOLIDATED FINANCIAL STATEMENTS
service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.
NOTE 16 — OTHER OPERATING EXPENSE
Other operating expense, net for the year ended December 31, 2006, consist of a gain on the sale of certain non-core land and buildings of $8.9 million, $2.9 million collected under the U.S. Continued Dumping Subsidy Offset Act, and the repayment by former members of management of certain loans that had previously been written off of approximately $1.3 million. Offsetting these items are the following expense items: $9.4 million related to costs associated with the Perth Amboy melt shop closure, increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start up costs of the Beaumont mill following the 2005 labor disruption. Included in the environmental claims expense is an additional $5.65 million that was reserved in connection with the proposed settlement of a claim related to a Superfund Site in Pelham, Georgia. (See Note 15)
Other operating expense, net for the year ended December 31, 2005, consist primarily of $14 million of fixed costs associated with the idled Beaumont, Texas steel mill facility and a $3.3 million write-down on certain assets held for sale. These expenses were partially offset by $1.1 million collected under the U.S. Continued Dumping Subsidy Offset Act and other miscellaneous receipts.
NOTE 17 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator grinding rails, grinding balls, wire mesh and collated nails. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.
Operational results for the two business segments and other financial data based on the geographic location of those operations for the years ended December 31 are presented below ($000s):

Gerdau Ameristeel 2006 Annual Report

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

Revenue from external customers:
Steel mills	$3,517,940	$3,087,160
Downstream products	946,263	809,983

Total	$4,464,203	$3,897,143

Inter-company sales:
Steel mills	$490,260	$439,932
Downstream products	—	—
Corp/eliminations/other	(490,260)	(439,932)

Total	$—	$—

Total sales:
Steel mills	$4,008,200	$3,527,092
Downstream products	946,263	809,983
Corp/eliminations/other	(490,260)	(439,932)

Total	$4,464,203	$3,897,143

Operating income (loss):
Steel mills	$511,410	$401,747
Downstream products	61,379	46,420
Corp/eliminations/other	(59,847)	(47,662)

Total	$512,942	$400,505

Depreciation and amortization expense:
Steel mills	121,655	82,972
Downstream products	9,072	7,939
Corp/eliminations/other	15,763	14,780

Total	$146,490	$105,691

Segment assets:
Steel mills	$2,131,872	$1,840,562
Downstream products	497,664	284,752
Corp/eliminations/other	546,852	704,137

Total	$3,176,388	$2,829,451

Segment goodwill:
Steel mills	$148,150	$90,889
Downstream products	104,449	31,827
Corp/eliminations/other	—	—

Total	$252,599	$122,716

Capital expenditures:
Steel mills	$177,755	$119,416
Downstream products	18,578	5,237
Corp/eliminations/other	18,030	11,211

Total	$214,363	$135,864

Geographic data is as follows:

	United States	Canada	Total

December 31, 2006
Revenue from external customers	$3,571,152	$893,051	$4,464,203
Property, plant and equipment	810,450	309,008	1,119,458

December 31, 2005
Revenue from external customers	$3,078,901	$818,242	$3,897,143
Property, plant and equipment	660,404	295,197	955,601

CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006 and December 31, 2005 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006
 (US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets
Cash and cash equivalents	$7,885	$16,025	$84,946	$380	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable, net	—	45,089	298,580	117,159	—	460,828
Intercompany accounts receivable	—	—	725,576	—	(725,576)	—
Inventories	—	98,581	645,360	76,544	—	820,485
Deferred tax assets	—	—	34,909	3,629	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income taxes receivable		204	22,934	485	—	23,623
Other current assets	14	3,053	12,050	2,311	—	17,428

Total Current Assets	7,899	162,952	1,948,283	203,485	(725,576)	1,597,043

Investments in Subsidiaries	445,946	1,083,008	742,192	—	(2,103,680)	167,466
Property, Plant and Equipment	—	223,946	796,972	98,540	—	1,119,458
Goodwill	—	—	118,029	134,570	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Assets	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	6,108	9,569	—	14,845

TOTAL ASSETS	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$264,104	$16,564	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	154,528	(251,777)	—
Accrued salaries, wages and employee benefits	—	8,379	78,294	23,564	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	17,287	2,065	—	19,478
Accrued sales, use and property taxes	—	549	6,852	623	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,251	16,176	2,296	—	21,723
Current portion of long-term borrowings	—	118	85	11	—	214

Total Current Liabilities	23,618	142,110	396,646	215,094	(251,777)	525,691

Long-term Borrowings, Less Current Portion	399,638	185	31,600	18	—	431,441
Related Party Borrowings	—	—	466,049	7,750	(473,799)	—
Accrued Benefit Obligation	—	74,602	106,814	57,087	—	238,503
Long-term Environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	—	57,465	(4,502)	—	52,963
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,126	1,102,420	303,028	(725,576)	1,324,254

Shareholders’ Equity
Capital stock	61,109	1,320,313	1,844,030	45,266	(2,254,431)	1,016,287
Retained earnings	(11,679)	3,472	696,881	127,396	11,604	827,674
Accumulated other comprehensive income	(9,631)	(59,446)	(32,394)	(29,503)	139,147	8,173

TOTAL SHAREHOLDERS’ EQUITY	39,799	1,264,339	2,508,517	143,159	(2,103,680)	1,852,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2005
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets
Cash and cash equivalents	$5,413	$21,233	$386,995	$618	$—	$414,259
Restricted cash	—	—	473	—	—	473
Accounts receivable, net	—	55,717	287,298	1,743	—	344,758
Inventories	—	107,584	634,749	2,832	—	745,165
Deferred tax assets	—	—	23,212	—	—	23,212
Other current assets	2	5,775	17,343	116	—	23,236

Total Current Assets	5,415	190,309	1,350,070	5,309	—	1,551,103

Investments in Subsidiaries	445,946	1,201,423	719,544	8,785	(2,222,259)	153,439
Property, Plant and Equipment	—	204,092	748,385	3,124	—	955,601
Goodwill	—	—	118,029	4,687	—	122,716
Deferred Financing Costs	10,923	568	2,931	29	—	14,451
Deferred Tax Assets	—	28,937	(5,513)	—	—	23,424
Other Assets	—	8,301	416	—	—	8,717

TOTAL ASSETS	$462,284	$1,633,630	$2,933,862	$21,934	$(2,222,259)	$2,829,451

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$58,037	$248,001	$635	$—	$306,673
Intercompany account payable	1,707	12,512	(28,461)	(129,609)	143,851	—
Accrued salaries, wages and employee benefits	—	7,129	59,541	74	—	66,744
Accrued interest	19,259	1,303	441	—	—	21,003
Income taxes payable	(164)	160	11,893	1,251	—	13,140
Accrued sales, use and property taxes	—	(539)	5,090	47	—	4,598
Current portion of long-term environmental reserve	—	—	3,325	—	—	3,325
Rebates payable	—	—	—	—	—	—
Other current liabilities	—	8,235	10,203	116	—	18,554
Current portion of long-term borrowings	—	146	421	447	—	1,014

Total Current Liabilities	20,802	86,983	310,454	(127,039)	143,851	435,051

Long-term Borrowings, Less Current Portion	398,780	304	31,705	1,948	—	432,737
Convertible Debentures	—	96,594	—	—	—	96,594
Related Party Borrowings	4,385	66,930	72,025	511	(143,851)	—
Accrued Benefit Obligations	—	94,575	52,592	—	—	147,167
Long-term Environmental Reserve, Less Current Portion	—	—	13,083	—		13,083
Other Liabilities	—	7,451	44,712	—	—	52,163
Deferred Tax Liabilities	—	—	67,804	833	—	68,637

TOTAL LIABILITIES	423,967	352,837	592,375	(123,747)	—	1,245,432

Shareholders’ Equity
Capital Stock	61,109	1,306,675	1,937,484	35,136	(2,330,063)	1,010,341
Retained earnings	(13,161)	36,301	408,113	137,316	(28,154)	540,415
Accumulated other comprehensive income	(9,631)	(62,183)	(4,110)	(26,771)	135,958	33,263

TOTAL SHAREHOLDERS’ EQUITY	38,317	1,280,793	2,341,487	145,681	(2,222,259)	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$462,284	$1,633,630	$2,933,862	$21,934	$(2,222,259)	$2,829,451

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

NET SALES	$—	$628,531	$3,587,622	$248,050	$4,464,203
OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	542,755	2,865,087	202,970	3,610,812
Selling and administrative	—	19,138	165,130	7,510	191,778
Depreciation	—	20,805	117,614	4,565	142,984
Other operating (income) expense, net	—	(5,892)	12,420	(841)	5,687

	—	576,806	3,160,251	214,204	3,951,261

INCOME FROM OPERATIONS	—	51,725	427,371	33,846	512,942
EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	115,606	—	115,606
INCOME BEFORE OTHER EXPENSES, INCOME TAXES AND MINORITY INTEREST	—	51,725	542,977	33,846	628,548

OTHER EXPENSES
Interest, net	42,604	14,365	(14,139)	789	43,619
Foreign exchange loss (gain), net	—	782	413	(60)	1,135
Amortization of intangible assets	2,112	122	797	475	3,506

	44,716	15,269	(12,929)	1,204	48,260

(LOSS) INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	(44,716)	36,456	555,906	32,642	580,288
INCOME TAX EXPENSE (BENEFIT)	619	6,725	191,589	(4)	198,929
(LOSS) INCOME BEFORE MINORITY INTEREST	(45,335)	29,731	364,317	32,646	381,359
MINORITY INTEREST	—	—	—	2,713	2,713
(LOSS) INCOME BEFORE STOCK DIVIDENDS	(45,335)	29,731	364,317	29,933	378,646
STOCK DIVIDENDS	(46,819)	(27,648)	74,467	—	—

NET INCOME	$1,484	$57,379	$289,850	$29,933	$378,646

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2005
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

NET SALES	$—	$578,008	$3,293,657	$25,478	$3,897,143
OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	507,879	2,723,417	22,569	3,253,865
Selling and administrative	—	16,179	108,051	1,328	125,558
Depreciation	—	21,064	81,772	199	103,035
Other operating expense (income), net	—	(537)	14,776	(59)	14,180

	—	544,585	2,928,016	24,037	3,496,638

INCOME (LOSS) FROM OPERATIONS	—	33,423	365,641	1,441	400,505
EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	91,201	—	91,201
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	33,423	456,842	1,441	491,706

OTHER EXPENSES
Interest, net	43,147	1,172	5,935	166	50,420
Foreign exchange (gain) loss, net	12	(391)	(1,190)	15	(1,554)
Amortization of deferred financing costs	1,558	45	1,048	5	2,656

	44,717	826	5,793	186	51,522

(LOSS) INCOME BEFORE INCOME TAXES	(44,717)	32,597	451,049	1,255	440,184
INCOME TAX EXPENSE	1,114	8,397	134,076	1,100	144,687
(LOSS) INCOME BEFORE STOCK DIVIDENDS	(45,831)	24,200	316,973	155	295,497
STOCK DIVIDENDS	(35,240)	(18,868)	54,108	—	—

NET INCOME	$(10,591)	$43,068	$262,865	$155	$295,497

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

OPERATING ACTIVITIES
Net income	$1,484	$57,379	$289,850	$29,933	$378,646
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	—	2,713	2,713
Depreciation	—	20,805	117,614	4,565	142,984
Amortization	2,112	122	797	475	3,506
Write off unamortized fair value market adjustment	—	5,604	—	—	5,604
Deferred income taxes	—	11,917	(7,720)	(2,212)	1,985
Gain on disposition of property, plant and equipment	—	—	(5,020)	(3,894)	(8,914)
Income from 50% owned joint ventures	—	—	(115,606)	—	(115,606)
Distributions from joint ventures	—	—	101,576	—	101,576
Melt shop closure expenses	—	—	9,400	—	9,400

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	11,437	(9,025)	21,071	23,483
Inventories	—	8,974	(11,804)	(7,764)	(10,594)
Other assets	(12)	(1,302)	(21,506)	2,348	(20,472)
Liabilities	146	(11,004)	(346,301)	351,016	(6,143)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,730	103,932	2,255	398,251	508,168

INVESTING ACTIVITIES
Intercompany investments	—	131,116	(13,460)	(117,656)	—
Additions to property, plant and equipment	—	(40,051)	(163,479)	(10,833)	(214,363)
Proceeds received from disposition of property, plant and equipment	—	—	6,705	7,405	14,110
Acquisitions	—	—	(7,692)	(207,246)	(214,938)
Opening cash from acquisitions	—	—	—	21,934	21,934
Purchases of short-term investments	—	—	(1,531,535)	—	(1,531,535)
Sales of short-term investments	—	—	1,408,105	—	1,408,105

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	91,065	(301,356)	(306,396)	(516,687)

FINANCING ACTIVITIES
Payments on term loans	(859)	(114)	(2,923)	(3,600)	(7,496)
Retirement of Sheffield Steel Bonds	—	—	—	(88,493)	(88,493)
Retirement of convertible debentures	—	(111,990)	—	—	(111,990)
Additions to deferred financing costs	(399)	(5)	—	—	(404)
Cash dividends	—	(91,387)	—	—	(91,387)
Proceeds from issuance of employee stock purchases	—	1,290	—	—	1,290
Excess tax benefits from share-based payment arrangements	—	1,998	—	—	1,998
Change in restricted cash	—	—	(25)	—	(25)

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(1,258)	(200,208)	(2,948)	(92,093)	(296,507)

Effect of exchange rate changes on cash and cash equivalents	—	3	—	—	3
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,472	(5,208)	(302,049)	(238)	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,885	$16,025	$84,946	$380	$109,236

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

OPERATING ACTIVITIES
Net (loss) income	$(10,591)	$43,068	$262,865	$155	$295,497
Adjustment to reconcile net (loss) income to net cash provided by (used for) operating activities:
Depreciation	—	21,064	81,772	199	103,035
Amortization	1,558	45	1,048	5	2,656
Deferred income taxes	—	(8,005)	25,261	—	17,256
Loss on disposition of property, plant and equipment	—	—	3,328	—	3,328
Income from 50% owned joint ventures	—	—	(91,201)		(91,201)
Distributions from joint ventures	—	—	115,828		115,828
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	12,336	6,705	(143)	18,898
Inventories	—	23,943	88,768	345	113,056
Other assets	—	(2,748)	1,469	(5)	(1,284)
Liabilities	13,652	356,451	(368,079)	(637)	1,387

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	4,619	446,154	127,764	(81)	578,456

INVESTING ACTIVITIES
Intercompany investment/stock issuance	—	(385,320)	385,029	291	—
Additions to property, plant and equipment	—	(24,809)	(110,903)	(152)	(135,864)
Proceeds received from disposition of property, plant and equipment	—	—	6,444	—	6,444
Acquisitions	—	—	(49,654)	—	(49,654)
Sales of short term investments	—	—	148,650	—	148,650
Purchases of short term investments	—	—	(148,650)	—	(148,650)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	—	(410,129)	230,916	139	(179,074)

FINANCING ACTIVITIES
Payments on term loans	794	(125)	(4,721)	(340)	(4,392)
Additions to deferred financing costs	—	(515)	(2,976)	—	(3,491)
Cash dividends	—	(66,935)	—	—	(66,935)
Change in restricted cash	—	—	(8)	—	(8)
Proceeds from issuance of employee stock purchases		823	—	—	823
Excess tax benefits from share-based payment arrangements	—	1,007	—	—	1,007

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	794	(65,745)	(7,705)	(340)	(72,996)

Effect of exchange rate changes	—	(259)	—	—	(259)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,413	(29,979)	350,975	(282)	326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	51,212	36,020	900	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,413	$21,233	$386,995	$618	$414,259

Gerdau Ameristeel 2006 Annual Report
BOARD OF DIRECTORS
Phillip E. Casey
Chairman of the Board
J. Spencer Lanthier
Chairman of Audit Committee
Kenneth W. Harrigan
Member of Audit and Human
Resources Committees
Arthur Scace
Chairman of Corporate
Governance Committee and
Member of Audit Committee
Richard McCoy
Member of Human Resources
Committee
Joseph J. Heffernan
Chairman of Human Resources
Committee and Member
of Corporate Governance
Committee
Frederico Gerdau Johannpeter
Director
Jorge Gerdau Johannpeter
Director
André Gerdau Johannpeter
Director
CORPORATE OFFICERS
Mario Longhi
President and CEO
Tom J. Landa
Vice President
Finance and
Chief Financial Officer
Robert E. Lewis
Vice President
General Counsel and
Corporate Secretary
J. Neal McCullohs
Vice President
Commercial and
Downstream Operations
Michael P. Mueller
Vice President
Steel Mill Operations
Jack C. Peterson
Vice President
Management Systems
Michael P. Christy
Vice President
Procurement and Logistics
Matthew C. Yeatman
Vice President
Scrap Procurement and
Operations
James S. Rogers
Vice President
Human Resources
Barbara R. Smith
Treasurer
Paul J. Lawrence
Controller
OPERATIONS
Glen A. Beeby
Vice President
Northern Mill Region
Gregory W. Bott
Vice President
Beaumont Mill
Robert L. Bullard
Vice President
Sand Springs Mill
Carl W. Czarnik
Vice President
Central Mill Region
James L. Diggs
Vice President
Reinforcing Steel Group
Jerry A. Goodwald
Vice President
St. Paul Mill
Jim R. Kerkvliet
Vice President
Wire, Rail and Cold Drawn Groups
Robert L. Thompson
Vice President
Recycling
Wib G. Manuel
Vice President
Southern Mill Region
Roger D. Paiva
Vice President
Whitby Mill
Arlan G. Piepho
Vice President
Knoxville Mill
Anthony S. Read
Vice President
Charlotte Mill
Mark A. Quiring
Vice President
Perth Amboy and Sayreville Mills
Donald R. Shumake
Vice President
Jacksonville Mill
Yuan C. Wang
Vice President
Manitoba Mill
Edward C. Woodrow
Vice President
Cartersville Mill

Gerdau Group
The Gerdau Group is one of the agents in the consolidation process of the global steel business. Gerdau is the world’s 14th largest steelmaker and the largest producer of long steel in the Americas. It has 231 industrial and commercial facilities, ten joint ventures and one controlled company. Gerdau operates in Brazil, Argentina, Chile, Colombia, Peru, Uruguay, the United States, Canada and Spain. It seeks to maintain a strong market presence in each of the countries where it operates by supplying steel for the civil construction, industrial and agricultural sectors.
The company continuously invests in the training of nearly 32,000 employees and in the development of communities. Gerdau supports more than 800 community projects with the help of employee volunteers and in partnership with community groups.
It also plays an important role in preserving the environment. It recycles 10.4 million metric tons of steel scrap per year, transforming society’s unwanted material into new products. The Gerdau Group is currently one of the major recyclers in the world.
Shares in Gerdau Group companies are listed on the stock exchanges of São Paulo, New York, Toronto and Madrid with an average daily trading of US$ 60 million. The Group has more than 113,000 shareholders.
Throughout the years, the Group has overcome limits and barriers. Today, the company operates across borders, aligning global processes and operations with a commitment to sustainable development in the search for efficiency and profitable growth.

Gerdau steel, produced by employees such as Leandro Ferreira de Azevedo (Gerdau São Paulo), brings reliability and quality to large projects like the E-Tower, one of the most modern office buildings in São Paulo (Brazil). He is shown here with business administrator Mayra Carolina Zika, who works in the building. The E-Tower has 36 stories and is environmentally friendly, with rational use of water and energy, gas generators and recycling.

Canada
United States
Spain
Colombia
Peru
Brazil
Chile
Argentina
Uruguay
The Gerdau Group around the world
37 Steel mills
15 Downstream operations
70 Fabricated reinforcing steel facilities
6 Flat steel service centers
74 Retail facilities
24 Scrap collection and processing facilities
3 Iron ore extraction areas
2 Solid pig iron production units
2 Private port terminals
Associated company
5 Steel mills
2 Downstream operations
Joint ventures
1 Steel mill
4 Downstream operations
5 Fabricated reinforcing steel facilities
Gerdau Group Headquarters

Contact Information
GERDAU AMERISTEEL
EXECUTIVE OFFICE
4221 W. Boy Scout Blvd. — Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
INVESTOR RELATIONS
Phone: (813) 207.2300
Fax: (813) 207.2355
ir@gerdauameristeel.com
GERDAU GROUP
EXECUTIVE OFFICE
Av. Farrapos, 1811
Bairro Floresta — Porto Alegre — RS
CEP 90220-005
Phone: 0800.702.2001 / +55 (51) 3323 2000
INVESTOR RELATIONS
Phone: 0800.702.2001 / +55 (51) 3323.2211
Fax: +55 (51) 3323.2281
E-mail: acionistas@gerdau.com.br
www.gerdau.com.br/ri
Phone: (813) 207.2300
PHOTO CREDITS
Stehlik Photography (cover, Gerdau Ameristeel Profile and Contents Page)
Igor Pessoa (Gerdau Group Profile)

GERDAU AMERISTEEL™

www.gerdauameristeel.com

STEEL BUILDING A SUSTAINABLE FUTURE